                                                             Exhibit (a) (5) (B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated August 21, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), the Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.



Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Related Rights to Purchase Preferred Stock)



of



EndoSonics Corporation



at



$11.00 Net Per Share



by



JOMED Acquisition Corp.,



a wholly owned subsidiary of



JOMED N.V.




JOMED Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of JOMED N.V., a corporation organized under the laws of The Netherlands ("JOMED"), is offering to purchase all outstanding shares of common stock, par value $.001 per share, including the related rights to purchase preferred stock (the "Shares"), of EndoSonics Corporation, a Delaware corporation (the "Company"), at a price of $11.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of the Dealer Manager, the Depositary and MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK
CITY TIME, ON TUESDAY, SEPTEMBER 19, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, together with the Shares then owned by JOMED and/or Purchaser, represents at least a majority of the outstanding Shares on a fully diluted basis (the "Minimum Condition"), (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder having expired or been terminated, and all consents and approvals from Governmental Authorities pursuant to national antitrust or competition laws, which are required to complete the transaction, having been obtained and (3) the satisfaction of certain other conditions, including, but not limited to, the closing price of the JOMED Ordinary Shares on the SWX Swiss Exchange not being less than (i) 42 Swiss Francs or (ii) one-half of the closing price of the JOMED Ordinary Shares on the SWX Swiss Exchange on the first trading day following the announcement of the Offer and the Merger (the closing price of the JOMED Ordinary Shares on August 7, 2000, the first trading day after the announcement of the Offer and the Merger, was 90 Swiss Francs per share) on either of (i) the date of the execution of the purchase agreement for the JOMED Equity Offering (the "Purchase Agreement") or (ii) on the first trading day immediately prior to the closing date of the Purchase Agreement, as such date is defined in the Purchase Agreement. See Sections 11 and 15 of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 5, 2000 (the "Merger Agreement"), among JOMED, the Purchaser and the Company. The purpose of the Offer is for JOMED, through the Purchaser, to acquire a majority voting interest in the Company as the first step in acquiring the entire equity interest in the Company. The Merger Agreement provides that, among other things, the Purchaser will commence the Offer and that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the DGCL) will automatically be converted into the right to receive $11.00 in cash, without interest thereon.

The Company's Board of Directors, at a special meeting held on August 5, 2000, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Company's stockholders accept the Offer and tender their shares thereunder. Accordingly, the board of directors of the Company recommends that you accept the offer and tender all of your shares of common stock pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser because of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer the Purchase), and (iii) any other documents required by the Letter of Transmittal.

Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of the Company, extend the Expiration Date of the Offer: (i) for up to five additional business days; (ii) from time to time after the time period in clause (i) if, at the scheduled or extended Expiration Date of the Offer, any of the conditions to the Offer will not have been satisfied or waived, until such conditions are satisfied or waived; (iii) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission ("SEC") or the staff thereof applicable to the Offer or any period required by applicable law; or (iv) for up to 10 additional business days, if, immediately prior to the scheduled or extended Expiration Date of the Offer, the Shares tendered and not properly withdrawn pursuant to the Offer constitute more than 80% and less than 90% of the outstanding Shares, notwithstanding that all conditions to the Offer are satisfied as of such Expiration Date of the Offer. If any of the conditions to the Offer is not satisfied or waived on any scheduled or extended Expiration Date of the Offer, the Purchaser will extend the Offer, if the condition or conditions could reasonably be expected to be satisfied, from time to time until such conditions are satisfied or waived, provided that the Purchaser will not be required to extend the Offer beyond November 15, 2000. Any extension under the circumstances described in (ii),
(iii) or (iv) above will not exceed that number of days that the Purchaser reasonably believe is necessary to cause the conditions of the Offer to be satisfied. The term "Expiration Date" means 12:01 a.m., New York City time, on Tuesday, September 19, 2000, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the same day as the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares (except during the subsequent offering period.)

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after October 19, 2000. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Provided that such Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum United States federal income tax rate applicable to individual taxpayers on long-term capital gains is 20%, and the deductibility of capital losses is subject to limitations. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing JOMED Acquisition Corp., for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.



The Information Agent for the Offer is:



MackKenzie-logo



156 Fifth Avenue
New York, New York 10010
Call Collect (212) 929-5500



Banks and Brokerage Firms Call: (800) 322-2885
Stockholders Please Call: (800) 929-5500



The Dealer Manager for the Offer is:



Credit Suisse/First Boston-logo




Eleven Madison Avenue
New York, New York 10010-3629
Toll Free: 800-881-8320



August 21, 2000